UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Learning Tree International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

522015106

(CUSIP Number)

Mill Road Capital, L.P. Attn: Thomas E. Lynch 382 Greenwich Avenue Suite One Greenwich, CT 06830 203-987-3500

With a copy to: Peter M. Rosenblum, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015106	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,315,549 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,315,549 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) HC; IN

(1)	Includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in Item 3 below), who, together with the Reporting Persons (as defined in Item 2 below), may be deemed to have the shared power to vote (or direct the vote) or to dispose (or direct the disposal) of such shares as a result of the Voting Agreement (as defined in Item 3 below). Except to the extent that the Reporting Persons may be so deemed to have beneficial ownership of these shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,315,549 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,315,549 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) HC; IN

(1)	Includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in Item 3 below), who, together with the Reporting Persons (as defined in Item 2 below), may be deemed to have the shared power to vote (or direct the vote) or to dispose (or direct the disposal) of such shares as a result of the Voting Agreement (as defined in Item 3 below). Except to the extent that the Reporting Persons may be so deemed to have beneficial ownership of these shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 831,771
	8.	Shared Voting Power 483,778 (1)
	9.	Sole Dispositive Power 831,771
	10.	Shared Dispositive Power 483,778 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) HC; OO

(1)	Represents or includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in Item 3 below), who, together with the Reporting Persons (as defined in Item 2 below), may be deemed to have the shared power to vote (or direct the vote) or to dispose (or direct the disposal) of such shares as a result of the Voting Agreement (as defined in Item 3 below). Except to the extent that the Reporting Persons may be so deemed to have beneficial ownership of these shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 831,771
	8.	Shared Voting Power 483,778 (1)
	9.	Sole Dispositive Power 831,771
	10.	Shared Dispositive Power 483,778 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents or includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in Item 3 below), who, together with the Reporting Persons (as defined in Item 2 below), may be deemed to have the shared power to vote (or direct the vote) or to dispose (or direct the disposal) of such shares as a result of the Voting Agreement (as defined in Item 3 below). Except to the extent that the Reporting Persons may be so deemed to have beneficial ownership of these shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Percentage is 9.985% when rounded to three decimal places.

CUSIP No. 522015106	Page 6 of 10 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value, of Learning Tree International, Inc., a Delaware corporation, filed by the undersigned on October 29, 2012 (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	The first paragraph of Item 3 of the Schedule 13D shall be deleted and replaced by the following two paragraphs:

“The Reporting Persons acquired beneficial ownership of an aggregate of 831,771 shares of Common Stock for $7,454,551.65 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

On November 9, 2012, the Fund entered into the Voting Agreement (the “Voting Agreement”) with Lane Five Partners LP, a Delaware limited partnership (the “Lane Five Fund”), Lane Five Capital Management LP, a Delaware limited partnership (the “Lane Five Advisor”), and Pleiades Investment Partners—LA, L.P., a Delaware limited partnership (the “Pleiades Fund” and, together with the Lane Five Fund and the Lane Five Advisor, the “Supporting Parties”), attached hereto as Exhibit 5 and described in Item 6 of this Schedule 13D. As described in Item 5 of the Schedule 13D, as a result of the Voting Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the 483,778 shares of Common Stock collectively held by the Lane Five Fund and the Pleiades Fund as of the date of the Voting Agreement. The Fund did not pay any cash consideration in connection with the execution and delivery of the Voting Agreement, and thus no funds were used for such purpose.”

2.	Item 4 of the Schedule 13D shall be amended by adding the following paragraph between the first and second paragraphs:

“On November 9, 2012, the Fund and the Supporting Parties entered into the Voting Agreement, pursuant to which the Supporting Parties have agreed to take certain actions, and to refrain from taking certain other actions, to support the Reporting Person’s intended acquisition of the Issuer, as more fully described in Item 6 below. The Voting Agreement is attached hereto as Exhibit 5 and incorporated by reference into this Item 4.”

3.	Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 13,175,225 shares of Common Stock issued and outstanding as of July 23, 2012, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended June 29, 2012. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of November 12, 2012, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into these paragraphs (a) and (b) of Item 5.

CUSIP No. 522015106	Page 7 of 10 Pages

The Fund directly holds, and thus has sole voting and dispositive power over, 831,771 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares, and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund.

As a result of the Voting Agreement, each of the Reporting Persons may be deemed to have the shared power to vote (or direct the vote) or to dispose (or direct the disposal) of the 326,236 shares of Common Stock directly held by the Lane Five Fund, and the 157,542 shares of Common Stock held by the Pleiades Fund, as of the date of the Voting Agreement. Except to the extent that the Reporting Persons may be so deemed to have beneficial ownership of these shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,315,549 shares of Common Stock, or approximately 10.0% (9.985% rounded to three decimal places) of the outstanding shares of Common Stock, and the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,315,549 shares of Common Stock, or approximately 10.0% (9.985% rounded to three decimal places) of the outstanding shares of Common Stock.

(c) No Reporting Person, other than pursuant to the Voting Agreement as described in paragraphs (a) and (b) of this Item 5 above or than the Fund as set forth in the table below, effected any transaction in shares of Common Stock from October 30, 2012 (the date after the initial filing of the Schedule 13D) until November 13, 2012:

Date of Transaction	Shares Purchased	Avg. Price per Share ($)
10/31/2012	38,000	$5.6497

The above listed transaction was conducted in the ordinary course of business on the open market for cash, and the stated purchase price does not reflect brokerage commissions paid.”

4.	Item 6 of the Schedule 13D is hereby amended to insert the following paragraphs immediately after the item’s heading:

“On November 9, 2012, the Fund and the Supporting Parties entered into the Voting Agreement, which is attached hereto as Exhibit 5 and incorporated by reference into this Item 6. Pursuant to the Voting Agreement:

(i) each of the Fund and the Supporting Parties agreed that it will not, and will not permit any of its affiliates to, except as contemplated by the Voting Agreement, (1) transfer any equity securities of the Issuer other than in connection with an acquisition

CUSIP No. 522015106	Page 8 of 10 Pages

of control of the Issuer by the Fund or an affiliate thereof (an “Acquisition”), (2) acquire (except for acquisitions by the Fund) any equity securities of the Issuer other than in connection with an Acquisition, and (3) deposit any equity securities of the Issuer into a voting trust, grant any proxy or power of attorney with respect to the voting of any equity securities of the Issuer, or enter into or otherwise create any voting agreement or other arrangement with respect to the voting of any equity securities of the Issuer;

(ii) each of the Supporting Parties agreed to cause all equity securities of the Issuer over which such Supporting Party has voting power to be voted (1) in favor of the approval of any Acquisition and (2) against any proposal, offer of invitation to the Issuer, other than one made by the Fund, that involves the acquisition of control of the Issuer, a sale of all or a substantial part of the assets of the Issuer, a restructuring or recapitalization of the Issuer, or any other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of an Acquisition (any such proposal, offer or invitation being referred to in the Schedule 13D as a “Competing Proposal”);

(iii) each of the Supporting Parties irrevocably and unconditionally waived, and agreed not to exercise or assert, any appraisal or similar rights in connection with any Acquisition;

(iv) each of the Supporting Parties agreed that it would not, and that it would cause its affiliates not to, take certain actions, including, among others, (1) making a Competing Proposal, (2) joining with or inviting any other person to be involved in the making of any Competing Proposal, (3) providing any information to any other person with a view to any other person’s pursuing or considering to pursue a Competing Proposal, (4) encouraging or supporting (or providing encouragement or support to) any Competing Proposal or any person opposing an Acquisition, or (5) financing or offering to finance any Competing Proposal; and

(v) each of the Supporting Parties was given the option, in connection with the consummation of any Acquisition, to roll over the equity securities of the Issuer held by such Supporting Party into an entity controlled by the Fund that becomes a direct or indirect parent of the Issuer as a result of the consummation of such Acquisition (an “Acquisition Parent”).

The Voting Agreement terminates on the earliest to occur of (1) November 9, 2013, (2) the agreement of the Fund and the Supporting Parties to cause such termination, (3) the consummation of an Acquisition, and (4) certain other events described in the Voting Agreement.

In connection with the Voting Agreement, the Fund, the Lane Five Fund and the Pleiades Fund entered into a non-binding term sheet dated as of November 9, 2012 regarding the structure of the Acquisition Parent. This term sheet is attached hereto as Exhibit 6 and incorporated by reference into this Item 6.”

CUSIP No. 522015106	Page 9 of 10 Pages

5.	Item 7 of the Schedule 13D is hereby amended to add the following Exhibits to the Schedule 13D:

“Exhibit 5 The Voting Agreement dated as of November 9, 2012 by and among the Fund, the Lane Five Fund, the Lane Five Advisor and the Pleiades Fund.

Exhibit 6 The Proposed Transaction Parent Term Sheet dated as of November 9, 2012 by and among the Fund, the Lane Five Fund and the Pleiades Fund.”

6.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 522015106	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 13, 2012

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in fact